Filed by Foley Trasimene Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Foley Trasimene Acquisition Corp. II (SEC File No.: 001-39456)

Date: March 15, 2021

Foley Trasimene Acquisition Corp. II Reminds Stockholders to Vote in Favor of the Proposed Combination with Paysafe Before March 25th

~ Special Meeting of Foley Trasimene stockholders to approve proposed business combination with Paysafe to be held on March 25, 2021 ~

~ Stockholders as of the close of business on February 17, 2021 should vote their shares even if they no longer own them ~

~ Stockholders are encouraged to vote as soon as possible ~

Las Vegas, NV March 15, 2021 – Foley Trasimene Acquisition Corp. II (NYSE: BFT, BFT WS) (“Foley Trasimene” or “FTAC”), a special purpose acquisition company, reminds its stockholders to vote in favor of the proposed business combination (the “Business Combination”) with Paysafe Group Holdings Limited (“Paysafe”) and the related proposals at the Foley Trasimene Special Meeting (the “Special Meeting”). The Special Meeting will be held at 12:00 p.m. Eastern Time, on March 25, 2021 virtually and can be accessed by visiting https://www.cstproxy.com/foleytrasimene2/sm2021 as further described in FTAC’s definitive proxy statement/prospectus, dated February 26, 2021 (the “proxy statement/prospectus”). Please note that you will only be able to access the special meeting by means of remote communication.

FTAC’s stockholders of record as of February 17, 2021, the record date for the Special Meeting (the “record date”) are entitled to vote their shares of FTAC common stock at the Special Meeting. Every stockholder’s vote is important, regardless of the number of shares the stockholder holds. As such, all stockholders of record as of the record date who have not yet voted are encouraged to do so as soon as possible before March 25, 2021.

FTAC’s board of directors recommends you vote “FOR” the Business Combination with Paysafe and “FOR” all of the related proposals described in the proxy statement/prospectus.

These are the two easiest ways to vote:

Vote Online (Highly Recommended): Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or emailed) to you. You will need your voting control number which is included on the Voting Instruction Form to vote online.

Vote by Telephone: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or emailed) to you. You will need your voting control number which is included on the Voting Instruction Form to vote via automated telephone service.

For assistance with voting your shares you can call Morrow Sodali, FTAC’s proxy solicitor, at (877) 787-9239or send a message to BFT.info@investor.morrowsodali.com.

Additionally, you can also vote by mail:

Vote by Mail: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or emailed) to you. You will need your voting control number which is included on the Voting Instruction Form mailed (or emailed) to you in order to vote by mail.

For voting by mail, be sure to:

•	Mark, sign and date your Voting Instruction Form;

•	Fold and return your Voting Instruction Form in the postage-paid envelope provided; and

•	Return your Voting Instruction Form prior to the date of the extraordinary general meeting.

YOUR CONTROL NUMBER IS FOUND ON YOUR VOTING INSTRUCTION FORM. If you did not receive or misplaced your Voting Instruction Form, contact your bank, broker or other nominee for a replacement or to obtain your control number in order to vote. A bank, broker or other nominee is a person or firm that acts as an intermediary between an investor and the stock exchange who can help you vote your shares.

FAQs

How many votes do I have at the Special Meeting?

FTAC stockholders are entitled to one vote at the Special Meeting for each share of FTAC common stock held of record as of February 17, 2021, the record date for the Special Meeting. As of the close of business on the record date, there were 146,703,345 shares of FTAC Class A Common Stock outstanding and 36,675,836 shares of FTAC Class B Common Stock outstanding. The holders of FTAC’s warrants have no voting rights with respect to such securities.

What do I need in order to participate in the Special Meeting online?

You can attend the Special Meeting via the Internet by visiting https://www.cstproxy.com/foleytrasimene2/sm2021.

Can I attend the Special Meeting in person?

No. You will not be able to attend the Special Meeting in person. FTAC will be hosting the Special Meeting via live webcast on the Internet. The webcast will start at 12:00 p.m. Eastern Time, on March 25, 2021. Any stockholder can listen to and participate in the Special Meeting live via the Internet at https://www.cstproxy.com/foleytrasimene2/sm2021. You will be able to attend the Special Meeting online and vote during the Special Meeting by visiting https://www.cstproxy.com/foleytrasimene2/sm2021.

What happens if I sell my FTAC common stock before the Special Meeting?

The record date for the Special Meeting is earlier than the date of the Special Meeting and earlier than the date the Business Combination is expected to be completed. If you transfer your shares after the record date, but before the Special Meeting date, unless you grant a proxy to the transferee, you will retain your right to vote at the Special Meeting.

Who can help answer my questions?

If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact FTAC’s proxy solicitor as follows:

Morrow Sodali LLC

470 West Avenue

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and Brokers call (203) 658-9400

BFT.info@investor.morrowsodali.com

You may also obtain additional information about FTAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of shares of FTAC Class A common stock and you intend to seek redemption of your shares, you will need to deliver your stock (either physically or electronically) to FTAC’s transfer agent at the address below at least two (2) business days prior to the Special Meeting. If you have questions regarding the certification of your position or delivery of your stock for redemption, please contact FTAC’s transfer agent as follows:

Continental Stock Transfer & Trust Company

Attention: Mark Zimkind

1 State Street, 30th Floor

New York, New York 10004

mzimkind@continentalstock.com

About Foley Trasimene Acquisition Corp. II

Foley Trasimene Acquisition Corp. II is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses or entities. For more information, please visit www.foleytrasimene2.com

About Paysafe

Paysafe Group (Paysafe) is a leading integrated payments platform. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 20 years of online payment experience, an annualized transactional volume of over US $98 billion in 2019, and approximately 3,000 employees located in 12+ global locations, Paysafe connects businesses and consumers across 70 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination with PGHL, a registration statement on Form F-4 (the “Form F-4”) was filed definitively on February 26, 2021 (SEC File No. 333-251552) by Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (“Paysafe Limited”) with the SEC. The Form F-4 includes a definitive proxy statement that was distributed to holders of FTAC II common stock in connection with FTAC’s solicitation for proxies for the vote by FTAC’s stockholders in connection with the proposed Business Combination and other matters as described in the Form F-4, as well as a prospectus of Paysafe Limited relating to the offer of the securities to be issued in connection with the completion of the Business Combination. FTAC, PGHL and Paysafe Limited urge investors, stockholders and other interested persons to read the Form F-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about PGHL, FTAC, and the proposed Business Combination. Such persons can also read FTAC’s final IPO prospectus dated August 20, 2020 (SEC File No. 333-240285), for a description of the security holdings of FTAC’s officers and directors and their respective interests as security holders in the consummation of the proposed Business Combination. The definitive proxy statement/prospectus was mailed to FTAC II’s stockholders as of the record date. Stockholders are also able to obtain copies of such documents, without charge at the SEC’s website at www.sec.gov, or by directing a request to: Foley Trasimene Acquisition Corp. II, 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330.These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

FTAC, PGHL, Paysafe Limited and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of FTAC’s stockholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of FTAC’s directors and executive officers in FTAC’s final prospectus dated August 20, 2020 (SEC File No. 333-240285), which was filed with the SEC on August 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of FTAC’s stockholders in connection with the proposed Business Combination is set forth in the F-4. Information concerning the interests of FTAC’s and PGHL’s participants in the solicitation, which may, in some cases, be different than those of FTAC’s and PGHL’s equity holders generally, is set forth in the F-4.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Foley Trasimene’s and Paysafe’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Foley Trasimene’s and Paysafe’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction or waiver of the closing conditions to the proposed Business Combination, and the timing of the completion of the proposed Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Foley Trasimene’s and Paysafe’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Foley Trasimene, Paysafe Limited and/or Paysafe following the announcement of the

Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the stockholders of Foley Trasimene, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Paysafe’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of Paysafe Limited’s common shares on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Paysafe to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; and (11) the possibility that Paysafe, Foley Trasimene or Paysafe Limited may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Foley Trasimene’s most recent filings with the SEC and in the Form F-4. All subsequent written and oral forward-looking statements concerning Foley Trasimene, Paysafe or Paysafe Limited, the transactions described herein or other matters and attributable to Foley Trasimene, Paysafe, Paysafe Limited or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Foley Trasimene, Paysafe and Paysafe Limited expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Foley Trasimene, Paysafe Limited or Paysafe, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Contact

Shannon Devine

Solebury Trout

+1 203-858-1945

Sdevine@soleburytrout.com

Source: Foley Trasimene Acquisition Corp. II